Exhibit 18

November 9, 2026

To the Stockholders and Board of Directors
Emerson Electric Co.
St. Louis, Missouri

Ladies and Gentlemen:

We have audited the accompanying consolidated balance sheets of Emerson Electric Co. and subsidiaries (the Company) as of September 30, 2026 and 2025, and the related consolidated statements of earnings, comprehensive income, equity, and cash flows for each of the years in the three-year period ended September 30, 2026, and the related notes (collectively, the consolidated financial statements), and have reported thereon under date of November 9, 2026. The aforementioned consolidated financial statements and our audit report thereon are included in the Company's annual report on Form 10-K for the year ended September 30, 2026. As stated in Note (1) to those financial statements, the Company changed its method of accounting for actuarial gains and losses associated with its defined benefit pension and other postretirement benefit plans.

Under the Company's previous method, net actuarial gains and losses were recognized in accumulated other comprehensive income and a portion of those amounts was amortized into net periodic benefit cost in subsequent periods. Under the newly adopted method, commonly referred to as mark-to-market accounting, net actuarial gains and losses are recognized in earnings in the period in which they arise, which generally is the fourth quarter of each fiscal year upon the annual remeasurement of the plans as of their September 30 measurement date. The Company states that the newly adopted accounting principle is preferable in the circumstances because it results in more timely recognition in earnings of the effects of changes in the funded status of the plans, including changes in discount rates, differences between the actual and expected return on plan assets, and other changes in actuarial assumptions and plan experience, rather than deferring those effects in accumulated other comprehensive income and amortizing them into earnings over future periods.

The Company believes this approach improves the transparency of its results of operations and better aligns the measurement of pension and OPEB expense with fair value principles. Accounting Standards Codification (ASC) Topic 715 permits immediate recognition of gains and losses as a component of net periodic benefit cost, provided that the method is applied consistently to all gains and losses on both plan assets and obligations (ASC 715-30-35-20 and 715-60-35-25). In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgment and planning upon which the decision to make this change in method of accounting was based.

With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of the Company's compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our review and discussion, with reliance on management’s business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Company’s circumstances.

Very truly yours,

/s/ KPMG LLP